Changed investment policy- Putnam High Income Bond (formerly
Putnam High Income Convertible & Bond Fund

The Fund will invest, under normal circumstances, at least 80% of its net assets in fixed income securities (including debt instruments and convertible securities) rated below investment grade (eg. below BBB/Baa) by at least one nationally recognized agency (or nonrated securities Putnam believes are of equivalent credit quality).